FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Voting Results of the Bank’s Annual General Meeting of Shareholders
held on 23 June 2011

NBG’s Annual General Meeting of Shareholders held on 23 June 2011 at 12:00 hours was attended, in person or by proxy, by 1,076 Shareholders, representing 393,515,614 ordinary voting shares, i.e. 41.16% of the Bank’s share capital. Accordingly, the General Meeting had a quorum and was duly convened to deliberate on all the items on the Agenda.

Item 1:                                Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2010 (i.e. 1 January — 31 December 2010).

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	41.16% of the share capital.

The General Meeting approved the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the year 2010 (1.1.2010-31.12.2010).

YES = (99.945%) 393,300,135	NO = (0.026%) 104,040	ABSTAINED = (0.028%) 111,439

Item 2:                                Submission for approval of the Annual Financial Statements of the Bank for the financial year 2010 (i.e. 1 January — 31 December 2010). Profit appropriation.

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	41.16% of the share capital.

The General Meeting approved the Annual Financial Statements for the financial year 2010 (i.e. 1 January — 31 December 2010), as approved by the Board.

YES = (99.944%) 393,293,473	NO = (0.029%) 114,852	ABSTAINED = (0.027%) 107,289

Profit Appropriation

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	41.16% of the share capital.

The General Meeting resolved upon non-payment of a dividend to holders of ordinary shares, holders of preference shares under Law 3723/2008 owned by the Hellenic Republic, and holders of redeemable preference non-voting and non-cumulative shares, pursuant to the provisions of article 44a in combination with articles 42c and 43 of Codified law 2190/1920 (the Companies Act) and the Bank’s Articles of Association.

YES = (99.884%) 393,061,100	NO = (0.096%) 377,514	ABSTAINED = (0.020%) 77,000

Item 3:                                Discharge of members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the financial year 2010 (i.e. 1 January — 31 December 2010).

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	41.16% of the share capital.

The general Meeting discharged the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the financial year 2010 (i.e. 1 January — 31 December 2010).

YES = (99.869%) 393,000,317	NO = (0.085%) 332,832	ABSTAINED = (0.046%) 182,465

Item 4:                                Approval of the remuneration of the Board of Directors of the Bank for the financial year 2010 (pursuant to Article 24, par. 2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2012. Approval, for the financial year 2010, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2012.

Quorum required:	1/5 of total ordinary voting shares.

Quorum actually recorded:	41.16% of the share capital.

The General Meeting approved the remuneration of the Board of Directors of the Bank for the financial year 2010, pursuant to article 24, par. 2 of the Companies Act; determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2012; approved, for the financial year 2010, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2012.

YES = (99.796%) 392,714,240	YES = (0.178%) 698,619	ABSTAINED = (0.026%) 102,755

Item 5:                                    Granting of permission, as per article 23, par. 1 of the Companies Act and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

Quorum required:                                                                                                                                                                 1/5 of total ordinary voting shares.

Quorum actually recorded:                                                                                                                 41.16% of the share capital.

The General Meeting granted permission, as per article 23, par. 1 of the Companies Act and article 30, par. 1 of the Bank’s Articles of Association, for Directors, General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

YES = (99.923%) 393,213,118	NO = (0.052%) 204,734	ABSTAINED = (0.025%) 97,762

Item 6:                                    Announcement of election of a member to the Board of Directors

During the General Meeting it was announced that, at its meeting No 1427/2011 and following the proposal of the Corporate Governance & Nominations Committee, the Board of Directors elected a new independent non-executive member of the Board, Mr. Spyros Theodoropoulos, in replacement of the independent non-executive member of the Board Mr Vassilios Konstantakopoulos, who passed away.

Item 7:                                    Election of members to the Audit Committee

Quorum required:                                                                                                                                                                 1/5 of total ordinary voting shares.

Quorum actually recorded:                                                                                                                 41.16% of the share capital.

The General Meeting elected Petros Sabatacakis, Alexandra Papalexopoulou-Benopoulou, Stefanos Vavalidis, George Zanias and Maria Frangista as members of the NBG Board Audit Committee, with a term of office through to the AGM of 2012.

YES = (99.949%) 393,313,704	NO = (0.024%) 92,990	ABSTAINED = (0.028%) 108,920

Item 8:                                    Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2011, and determination of their remuneration.

Quorum required:                                                                                                                                                                 1/5 of total ordinary voting shares.

Quorum actually recorded:                                                                                                                 41.16% of the share capital.

Elected Messrs. Emmanuel Pelidis and Epaminondas Giouroukos, regular and substitute auditors respectively, of certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. to undertake the audit of the annual and six-monthly financial statements of the Bank and consolidated statements of the Group for the year 2011, and determined their remuneration.

YES = (99.870%) 393,004,381	NO = (0.102%) 403,168	ABSTAINED = (0.027%) 108,065

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 5th July, 2011

Chief Executive Officer